

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
Greg Heller
Senior Vice President
BKF Capital Group, Inc.
225 N.E. Mizner Boulevard
Suite 400
Boca Raton, FL 33432

> **Re:** **Qualstar Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2012 by BKF Capital Group, Inc.**
> **File No. 0-30083**
>
> **Schedule 13D/A**
> **Filed May 1, 2012 by BKF Capital Group, Inc. and Steven N. Bronson**
> **File No. 5-61195**

Dear Mr. Heller:

    We have reviewed the filings above, the response letter dated May 25, 2012 from your counsel, Kramer Levin Naftalis & Frankel LLP, responding to our May 24, 2012 comment letter and a second letter from Kramer Levin also dated May 25, 2012, supplementing the response letter. We have the following additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1.   We note your statement that your nominees have "industry experience," however, it appears that none of your nominees have experience in either data storage or power supply. Please revise your disclosure to explain what, if any, industry experience your director nominees possess in data storage or power supply.

2.   Pursuant to Item 7 of Schedule 14A, you are required to disclose directorships held in public companies at any time during the past five years by each nominee. We note that Mr. Bronson served as chairman of the board of directors of 4NET Software, Inc. and Ridgefield Acquisition Corp. in the fiscal year-ended December 31, 2011. Please revise your disclosure to reflect these directorships and confirm that all other directorships held by each nominee during the past five years have been disclosed.

3.   Please provide the disclosure regarding Section 16(a) beneficial ownership reporting compliance of the BKF nominees. Refer to Item 7(b) of Schedule 14A.

4.   Please provide the disclosure required by Item 7(c) of Schedule 14A.

Proposal Number One, page 3

5.   We note the response to comment 6 of our letter dated May 24, 2012. We also note the second letter dated May 25, 2012, in which Kramer Levin supplemented and refined the response to comment 6 to acknowledge that if BKF complied with our request, doing so would make it mathematically impossible under the California Corporations Code for its proxy contest to succeed. As discussed during a telephone call on May 25, 2012 between Perry Hindin and your counsel, Abbe Dienstag of Kramer Levin, please provide an opinion of counsel on the application of Section 303 of the California Corporations Code to Proposal Number One.   In addition, please revise the second to last paragraph in this section of the proxy statement to provide a more fulsome explanation as to why BKF is proposing to remove the current Board in its entirety. We note Kramer Levin's second letter, which states that shareholders must be allowed to vote on the removal of the Qualstar Board in its entirety not only because of Section 303(a) of the California Corporations Code and the 14.29% threshold but also because holders of 29% of shares of Qualstar common stock have indicated that they intend to vote against removal.

Proposal Number Three – Election of Directors, page 4

6.   We note your disclosure that Mr. Bronson has "taken executive positions in several companies." If these positions and companies are different than those already described in the paragraph found on the bottom of page 4, please revise to provide the names, dates of employment and positions held at these companies.

7.   We note your disclosure that Mr. Bronson "served as Chairman and Chief Executive Officer of Mikron Infrared Instruments, Inc., from August 1998 to May 1999, which he successfully restructured and which was later sold."   Based on our review of Mikron's public EDGAR filings, it appears that Mikron was sold in 2007. Please revise this disclosure to remove the implication that Mikron's sale was attributable to Mr. Bronson's efforts eight years earlier, or provide additional detail disclosing when Mikron was sold and Mr. Bronson's contribution, if any, to that transaction.

8.   We continue to evaluate your response to the comment contained in our letter dated May 25, 2012 and we will follow up with you, if necessary, in a separate comment letter.

Schedule 13D/A filed May 1, 2012

9.   We refer you to the paragraph following the table in Item 4 of this amended Schedule 13D, the definition of "solicitation" in Exchange Act Rule 14a-1(l) and your obligations under Rules 14a-3 and 14a-12. Please also refer to Question 110.01 of the Staff's

Compliance and Disclosure Interpretations relating to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-3444 with any other questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions